Subsidiaries                            Place of Incorporation


Chindex, Inc.                           New York

Chindex Holdings International          Tianjin, People's Republic of China

Chindex Hong Kong Limited               Hong Kong

Chindex Shanghai International          Shanghai, People's Republic of China
Trading Co., Ltd.

Beijing United Family Hospital          Beijing, People's Republic of China


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